July 1, 2019

VIA EDGAR AND ELECTRONIC MAIL

Kathleen Krebs, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	PowerFleet, Inc.
Registration Statement on Form S-4
Filed on May 24, 2019
File no. 333-231725

Dear Ms. Krebs:

We acknowledge receipt of the letter of comment dated June 20, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with I.D. Systems, Inc. (“I.D. Systems”) and PowerFleet, Inc. (“Parent”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 1 to the Registration Statement on Form S-4 filed on the date hereof by Parent (the “Form S-4”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-4. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Form S-4 filed May 24, 2019

Prospectus Cover Page / Letter to Shareholders, page 1

1.	Please disclose the total number of PowerFleet common shares to be issued to I.D. Systems and Pointer Telocation shareholders and the total amount of cash to be paid to Pointer Telocation shareholders in connection with the combination of the two companies.

The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see the Prospectus Cover Page of the Form S-4.

July 1, 2019 Page 2

How will the parties to voting agreements with I.D. Systems and Pointer vote on the proposals?, page 20

2.	Please revise to indicate the percentage under each agreement committed to voting in favor of the merger.

The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see page 11 of the Form S-4.

What are the U.S. federal income tax consequences of the Transactions?, page 23

3.	We note that you express an opinion with respect to the tax free consequences of the transactions for U.S. federal income tax purposes to I.D. Systems shareholders; however there is no tax opinion of counsel filed as an exhibit to your registration statement. Please advise or revise. Refer to Item 601(b)(8) of Regulation S-K and and [sic] Sections III.A.2 and III.D.2 and 3 of CF Staff Legal Bulletin No. 19.

A form of tax opinion of counsel has been filed as Exhibit 8.1 to the Form S-4.

Company Structure—Diagrams, page 28

4.	Please revise to indicate the percentage ownership post-closing to be held by I.D. Systems stockholders, Pointer stockholders, and the Preferred Stockholders. Please similarly revise at page 84.

The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see pages 19 and 75 of the Form S-4.

Conditions to I.D. Systems’ and Parent’s Obligations, page 35

5.	We note the ability of either party to waive conditions to the transactions. Please specifically identify which conditions can be waived. Furthermore, disclose whether the receipt of a tax opinion regarding the tax-free nature of the transactions by I.D. Systems is a condition to the transactions, and if so, whether it is a waivable condition. Disclose whether it is the board of directors’ intent to re-solicit stockholder approval if any party waives a material condition, including the receipt of tax opinions. We believe that re- solicitation is generally required when parties waive material conditions to a merger, such as receipt of an opinion that a merger is not taxable to stockholders, and such changes in terms of the merger render the disclosure that you previously provided to shareholders materially misleading. As appropriate, also revise the related risk factor on page 48 entitled, “I.D. Systems or Pointer may waive one or more of the closing conditions to the Transactions without re-soliciting stockholder approval.”

We acknowledge the Staff’s comment. The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see pages 26 and 160 of the Form S-4.

July 1, 2019 Page 3

Risk Factors, page 43

6.	Please consider the addition of a risk factor addressing the potential loss of corporate opportunities to the combined company if I.D. Systems Proposal 6 is approved by shareholders. Please also address, as you do at page 180, how adoption of the proposal would be consistent with the board’s fiduciary duties, and Delaware Corporation Law.

The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see page 47 of the Form S-4.

I.D. Systems, Pointer and Parent will incur significant transaction and merger-related transaction costs in connection with the Transactions, page 52

7.	To the extent possible, please quantify the significant non-recurring costs you discuss in the risk factor, in addition to the termination fees you quantify.

The Form S-4 has been revised to include an estimate of the non-recurring costs expected to be incurred in connection with consummating the Transactions. Please see page 43 of the Form S-4. I.D. Systems has advised that it is not practicable to quantify other non-recurring costs at this time, including in connection with the integration of the operations of the companies post-closing and the retention of key employees.

Pro Forma Condensed Statements of Comprehensive Income (Loss) for the Year Ended December 31, 2018
Pro Forma Condensed Statement of Comprehensive Income (Loss) for the Three Months Ended March 31, 2019, page 62

8.	Please include pro forma income statement adjustments to give effect to the depreciation and amortization associated with acquired tangible and intangible assets of Pointer. This should be based upon your best estimate of the fair value of the different classes of assets to be acquired and the associated useful life of each class of asset.

In response to the Staff’s comment, the Form S-4 has been revised accordingly to include the adjustments of depreciation and amortization based on the preliminary purchase price allocation. Please see pro forma adjustment k) in footnote 4 on page 58 .

Notes to Unaudited Pro Forma Combined Financial Information

Note 3. Purchase Price Allocation, page 65

9.	We note that you have not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and the related allocations of the purchase price. Please note for pro forma purposes, it is not necessary to have a final determination of the fair value of assets acquired and liabilities assumed. Please revise your pro forma information to reflect management’s best estimate of the value of the assets to be acquired and the liabilities to be assumed and the related allocations of the purchase price. In your preliminary purchase price allocation, you should identify the significant liabilities and significant tangible and intangible assets likely to be recognized. Also, in the accompanying disclosure, you should indicate the purchase price allocation is preliminary and highlight any uncertainties regarding the valuations and the effects of amortization periods assigned to the assets.

July 1, 2019 Page 4

In response to the Staff’s comment, the Form S-4 has been revised to reflect the preliminary purchase price allocation based on available information and best estimate of the value of the acquired assets and assumed liabilities and to include the additional disclosure requested by the Staff. Please see footnote 3 on page 56 .

10.	Please expand the sensitivity analysis for the range of possible outcomes in Note 3 to present each of the pro forma income statement line-items that should appear below pro forma net income before income taxes, so the the [sic] impact of the estimated amortization on net (loss)/income attributable to common shareholders is transparent.

In response to the Staff’s comment, the Form S-4 has been revised to reflect the preliminary purchase price allocation in response to Comment 9. Therefore, I.D. Systems considers that the sensitivity analysis is not necessary and it has accordingly been deleted.

Note 4. Pro Forma Adjustments, page 66

11.	Please reflect a pro forma adjustment for the $750,000 of bonuses payable to the three Pointer Telocation executives per their employment agreements contingent upon closing the merger transaction in your unaudited pro forma balance sheet at March 31, 2019. Refer to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Form S-4 has been revised to reflect the bonus adjustment in the unaudited pro forma balance sheet at March 31, 2019. Please see pro forma adjustment 7) in footnote 4 on page 57 .

12.	We note the treatment of Pointer share-based plans disclosed on page 138. In a separate footnote, please disclose how you will be accounting for the treatment of the Pointer share-based plans in the merger and advise us. Disclose the total estimated value of the consideration to be paid in the form of options to purchase Parent common stock, Pointer merger consideration, and restricted stock units in the Parent common stock. In addition, please give pro forma balance sheet and pro forma income statement effect to the treatment of Pointer share-based plans.

In response to the Staff’s comment, the disclosure in footnote 4 has been revised to disclose the accounting treatment of the Pointer share-based plans in the merger and in footnote 3 has been revised to disclose the estimated value of the consideration to be paid. Please see page 56 . I.D. Systems evaluated and believes that Pointer’s share-based awards and Parent’s replacement awards are substantially identical in terms and conditions. The exchange ratio for the replacement awards is effectively the same as the exchange ratio for Pointer’s ordinary shares, which was determined using the 20-day VWAP of I.D. Systems of $6.68 as of March 11, 2019, ending two days before the signing of the Merger Agreement , plus $8.50 in cash consideration . I.D. Systems does not expect a material change in the estimated fair values at the acquisition date based on the current stock price.

July 1, 2019 Page 5

I.D. Systems advises that it expects to account for the replacement awards in connection with the Pointer Merger as a modification event under the guidance in Accounting Standards Codification (ASC) 805 Business Combinations at the acquisition date. ASC 805-30-30 paragraph 9 provides that the exchange of stock awards in conjunction with a business combination is considered a modification under ASC 718 Compensation-Stock Compensation. If the acquirer is obligated to replace the acquiree’s awards, ASC 805-30-30, paragraphs 11-13 clarify that the portion of the incremental fair value of the replacement award over the cancelled award attributable to pre-combination service is considered purchase price while the portion of the incremental fair value of the replacement award that is attributable to post-combination service is recognized as compensation expense over the post-combination service period. The issuance of new awards or modifications to existing awards for the benefit of the acquirer are recognized as post-combination compensation expense.

There are two main types of stock awards as indicated “Treatment of Pointer Share-Based Plans” on page 1 29 :

1. Pointer stock options and restricted stock units that are outstanding and vested immediately prior to the effective time of the Pointer Merger (the “Vested Stock Awards”) will be cancelled in exchange for the holders receiving merger consideration. These Vested Stock Awards do not require post-combination services and all requisite services for Pointer stock options and restricted stock units were rendered as of the acquisition date. The value of the merger consideration associated with vested Pointer stock options and restricted stock units at the acquisition date will be included in purchase price.

2. Pointer stock options and restricted stock units that are outstanding and unvested prior to the effective time of the Pointer Merger (the “Unvested Stock Awards”) will be exchanged for stock awards under the I.D. Systems 2018 Equity Incentive Plan on the same material terms and conditions, except that (i) the number of shares of Parent Common Stock underlying the replacement option or restricted stock unit will equal the product of the number of the shares underlying the Pointer award multiplied by 2.544, and the per-share exercise price of the replacement options will equal the quotient obtained by dividing the exercise price of the Pointer stock option by 2.544. There are no changes to the requisite service period and vesting terms. Consistent with ASC 805-30-55, paragraphs 21 and 22, since the Unvested Stock Awards require post-combination service, I.D. Systems will recognize the incremental fair value of the replacement award over the Unvested Stock Awards as compensation expense over the post-combination service period.

I.D. Systems estimated the fair values of the replacement awards and the Unvested Stock Awards for purposes of the pro forma financial statements using a Black-Scholes option pricing model and determined the estimated incremental fair value of the replacement awards to be immaterial. Therefore, I.D. Systems did not include or disclose the estimated incremental compensation expense in the pro forma financial statements included in the Form S-4 as the amount is immaterial.

July 1, 2019 Page 6

Comparative Per Share Information, page 67

13.	Disclose Pointer equivalent pro forma per share date pursuant to Item 3(f) of Form S-4 Part 1A.

The Form S-4 has been revised to disclose Pointer equivalent pro forma per share data. Please see page 59 .

14.	Please revise the Unaudited Pro Forma Combined per Parent Common Share Data to reflect the pro forma income statements that give effect to all significant adjustments based upon management’s best estimate of the valuation of acquired assets and assumed liabilities, and the related estimated amortization and depreciation.

In response to the Staff’s comment, as addressed in the foregoing responses to the Staff’s comments, the Form S-4 has been revised to reflect the preliminary purchase price allocation based on available information and best estimate of the value of the acquired assets and assumed liabilities as well as the related estimated amortization and depreciation. Please see page 56 .

15.	Please clarify the explanation provided in footnote (3) to the comparative per share information.

The following language in footnote (3) has been revised in response to the Staff’s comment:

“(3) See Note 5 Earnings Per Share to the “Unaudited Pro Forma Combined Financial Information” on page 58 .”

July 1, 2019 Page 7

Conditions to the Investment Agreement, page 168

16.	Please advise as to the nature of the legal opinion referenced in the eight bullet point.

The legal opinion that is a condition to the Investors’ obligations under the Investment Agreement relates to the following matters with respect to Parent: (i) due organization, valid existence and good standing; (ii) the authorization, execution and delivery of, and the validity, binding effect and enforceability of, the Investment Documents; (iii) the filing of the Parent Charter with the Secretary of State of the State of Delaware; (iv) the due authorization and valid issuance of the Investment Shares and the reservation for issuance of the Conversion Shares; (v) no preemptive rights; (vi) consents of governmental authorities required with respect to the Investment Documents; (vii) no conflict of the Investment Documents with the Parent Charter or bylaws, applicable laws or material contracts; (viii) the absence of pending legal proceedings; (ix) the listing of the Conversion Shares on Nasdaq; (x) the exemption from registration of the initial sale of the Investment Shares and Conversion Shares to the Investors; and (xi) that Parent is not an investment company or an affiliate thereof. The opinion does not pertain to tax matters with respect to the Transactions.

Choice of Forum, page 195

17.	Please revise here, and at page 203, to include disclosure addressing exceptions to the provision, including that the exclusive forum provision will not apply to actions arising under federal securities law or any other claim for which there is exclusive federal jurisdiction, as referenced in your related risk factor at page 56.

The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see pages 186, 194 and 199 of the Form S-4.

Amended and Restated Certificate of Incorporation of Powerfleet, Inc., page C-36

18.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” subject to certain exceptions. We also note your disclosure that the exclusive forum provision will not apply to actions arising under federal securities law or “any other claim” for which there is “exclusive” federal jurisdiction, as well as your disclosure that the provision may be found unenforceable or inapplicable by a court in an action arising under federal securities law in which there is concurrent state and federal jurisdiction. Please revise to clarify whether this provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

July 1, 2019 Page 8

The applicable provision in the form of Parent Charter has been amended in response to the Staff’s comment as part of Amendment No. 2 to the Investment Agreement. Please see page C- 42 of the Form S-4.

General

19.	Please supplementally provide us with all board books that are materially related to the combination of I.D. Systems, Inc. and Pointer Telocation Ltd.

Under separate cover of a letter from Latham & Watkins LLP dated today, the Commission is being supplementally provided with materials prepared by Canaccord Genuity LLC (“Canaccord”) that were furnished in connection with meetings of the board of directors of I.D. Systems and that are materially related to the combination of I.D. Systems and Pointer. These materials include the final presentation provided to the I.D. Systems board of directors on March 13, 2019, when Canaccord rendered its oral fairness opinion to the board, as well as preliminary materials from earlier board meetings. The contents of the March 13, 2019 presentation are described in the section of the Form S-4 entitled “Opinion of I.D. Systems’ Financial Advisor.” I.D. Systems believes that the earlier, preliminary materials do not rise to the level of a report, opinion or appraisal since such information was preliminary in form, subject to change (including as noted below), and was superseded by the final discussion materials presented by Canaccord to the I.D. Systems board of directors on March 13, 2019. Such earlier, preliminary materials included similar valuation methodologies and underlying transactions and companies used in preparing the final March 13, 2019 presentation, but Canaccord’s analyses varied as they were based upon information available to Canaccord at such times (including the then current (i) mix and amount of cash and stock consideration contemplated by the parties, which differed from the consideration ultimately agreed to in the Merger Agreement, and (ii) share prices of I.D. Systems and Pointer, which fluctuated over the course of the negotiation of the transaction). Accordingly, I.D. Systems believes the preliminary materials are duplicative (as they present similar analyses) and would be misleading and confusing to stockholders if described in the Form S-4.

The presentation materials (the “Roth Materials”) prepared by Roth Capital Partners, LLC (“Roth”) in connection with its opinion, dated March 13, 2019, to Pointer’s board of directors and summarized under the caption “Opinion of Pointer’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Roth on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended (the “Rules”). The Roth Materials include the final presentation provided to Pointer’s board of directors on March 13, 2019, when Roth rendered its oral fairness opinion to the board. In accordance with such Rules, counsel for Roth has requested that the Roth Materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Roth also has requested confidential treatment of the Roth Materials pursuant to the provisions of 17 C.F.R. § 200.83. The Roth Materials are not, and will not be, filed with or deemed to be part of the Form S-4, including any amendments thereto. Roth did not provide additional materials to the Pointer board of directors other than its presentation on March 13, 2019, which is described in the section entitled “Opinion of Pointer’s Financial Advisor.”

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell
Michael R. Neidell